SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

China Cablecom Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, $.0005 par value

(Title of Class of Securities)

G21176105

(CUSIP Number)

Craig Samuels
13990 Rancho Dorado Bend
San Diego, California  92130
(858) 755-1887

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia  22102
Attention:  Mark Wishner
Telephone:  (703) 749-1352

April 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Craig Samuels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		989,200(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		989,200(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

989,200(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.9%(2)

14	TYPE OF REPORTING PERSON:

IN

(1)	Includes 739,200 shares of ordinary stock issuable upon the exercise of warrants.
(2)	Based on 9,153,071 shares of ordinary stock outstanding as of December 31, 2008, based on the Issuer’s Form S-1, filed with the Securities and Exchange Commission on July 15, 2009.

Page 2 of 4 Pages

This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed by Craig Samuels with the Securities and Exchange
Commission on February 13, 2009, as amended by Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange on August 11, 2009(the “Schedule 13D”), relating to ordinary shares, par value $.0005 per share, of China Cablecom Holdings, Ltd. (the “Issuer”). This Amendment is being filed on behalf of Craig Samuels (the “Reporting Person”).

Item 5.	Interest in Securities of the Issuer.

As of the date of this report, the Reporting Person beneficially owns an aggregate of 989,200 shares of Ordinary Stock, which represents approximately 9.9% of the Ordinary Stock outstanding as of December 31, 2008, according to the Form 20-F filed by the Issuer on July 15, 2009, as increased by the applicable number of Warrants exercisable by the Reporting Person.  The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 989,200 shares of Ordinary Stock.

Set forth below are the transactions that have taken place in the last 60 days involving the Reporting Person and the Issuer’s securities:

Date	Number of Shares, Units and Warrants Sold	Sales Price per Share/Unit/Warrant
July 27, 2009	35,000 Shares	.51
July 27, 2009	17,800 Shares	.50
July 28, 2009	20,000 Shares	.51
July 28, 2009	10,000 Shares	.52
July 28, 2009	900 Shares	.50
July 29, 2009	5,030 Units	.55
July 29, 2009	13,185 Shares	.50
July 30, 2009	10,000 Shares	.50
July 31, 2009	5,000 Units	.50
August 3, 2009	20,000 Shares	.50
August 3, 2009	30,000 Units	.55
August 4, 2009	33,621 Shares	.40
August 4, 2009	10,000 Shares	.47
August 4, 2009	7,000 Shares	.45
August 4, 2009	5,000 Units	.50
August 6, 2009	87,918 Warrants	.04

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2009

CRAIG SAMUELS

By:	/s/ Craig Samuels
Name:	Craig Samuels

Page 4 of 4 Pages